Filed pursuant to Rule 433

Registration Statement No. 333-238010

May 7, 2020

Pricing Term Sheet

Mohawk Industries, Inc.

$500,000,000 3.625% Senior Notes due 2030

Issuer	Mohawk Industries, Inc.

Issue of Notes	3.625% Senior Notes due 2030

Expected Ratings*	Baa1/BBB+/BBB+ (Moody’s/S&P/Fitch)

Principal Amount	$500,000,000

Trade Date	May 7, 2020

Settlement Date**	May 14, 2020

Maturity	May 15, 2030

Interest Payment Dates	May 15 and November 15, commencing November 15, 2020

Interest Rate	3.625% per annum

Public Offering Price	99.883%

Yield to Maturity	3.639%

Benchmark Treasury	1.500% due February 15, 2030

Spread to Benchmark Treasury	T + 300 bps

Benchmark Treasury Price and Yield	108-04+ and 0.639%

Make-whole Call	T + 45 bps (at any time prior to February 15, 2030)

Par Call	At any time on or after February 15, 2030

CUSIP/ ISIN	608190 AL8 / US608190AL88

Joint Book-Running Managers	BofA Securities, Inc. J.P. Morgan Securities LLC U.S. Bancorp Investments, Inc. Mizuho Securities USA LLC PNC Capital Markets LLC SunTrust Robinson Humphrey, Inc. Wells Fargo Securities, LLC

Co-Managers	Barclays Capital Inc. BNP Paribas Securities Corp. Goldman Sachs & Co. LLC KBC Securities USA LLC UniCredit Capital Markets LLC

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

** We expect that delivery of the notes will be made against payment therefor on or about the closing date which will be on or about the fifth business day following the date of pricing of the notes (this settlement cycle being referred to as “T+5”). Under Rule 15c6-l of the Exchange Act, trades in the secondary market are generally required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes prior to two business days before the date of delivery will be required, by virtue of the fact that the notes initially will settle in T+5, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes on the date of pricing or the next succeeding business day should consult their own advisor.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, BofA Securities, Inc., J.P. Morgan Securities LLC and U.S. Bancorp Investments, Inc. can arrange to send you the prospectus if you request it by calling BofA Securities, Inc. toll-free at 1-800-831-9146, J.P. Morgan Securities LLC collect at 1-212-834-4533 or U.S. Bancorp Investments, Inc. toll-free at 1-877-558-2607.

This pricing term sheet supplements the preliminary prospectus supplement issued by Mohawk Industries, Inc. dated May 7, 2020.